SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   Team, Inc.
                                (Name of issuer)

                     Common Stock ($.30 par value per share)
                         (Title of Class of Securities)

                                    878155100
                                 (CUSIP Number)

  J. Thomas Morris, 2081 East Ocean Boulevard, Stuart, FL 34996 (561) 286-7175 (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notice and Communications)

                                  June 30, 1997
             (Date of Event Which Requires filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information contained on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.             878155100


1.   Name of Reporting Persons S.S. Or I.R.S. Identification Nos. Of Above
     Persons

         Armstrong International, Inc. (Tax I.D. # 38-0308010)


2.   Check the Appropriate Box if a Member of a Group                a)

                                                                     b)


3.   SEC Use Only


4.   Source of Funds     BK


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization           State of Michigan


         Number of                  7.      Sole Voting Power           650,000
        Shares Bene-
         ficially
         Owned by                   8.      Shared Voting Power
        Each Report-
        ing Person
           With                     9.      Sole Dispositive Power      650,000


                                    10.     Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person       650,000


12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13.  Percent of Class Represented by Amount in Row (11)          11.17%


14.  Type of Reporting Person                                       CO

Item 1.           Security and Issuer.

     Common Stock ($.30 par value per share) of Team, Inc. whose principal executive offices are located at 1019 South Hood Street, Alvin, Texas 77511.

Item 2.           Identity and Background.

     Armstrong International, Inc. ("Armstrong") is a corporation incorporated under the laws of the State of Michigan. Armstrong's principal business is the manufacture and distribution of equipment for industrial and commercial steam systems. Armstrong's principal manufacturing facility is located at 816 Maple Street, Three Rivers, Michigan 49093. Armstrong's principal office is located at 2081 East Ocean Boulevard, Stuart, Florida 34996. During the past five (5) years, Armstrong has not been convicted in a criminal proceeding and is not and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order against Armstrong enjoining future violations of, prohibiting or mandating activities subject to Federal or State Securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

     The securities were purchased from Team, Inc. in a private placement transaction for a total purchase price of $1,950,000. The funds were borrowed from the First National Bank of Chicago pursuant to Armstrong's short-term credit facility with such institution.

Item 4.           Purpose of Transaction.

     Armstrong has purchased the securities for investment purposes. Armstrong may purchase additional shares of Team, Inc. Common Stock through market transactions or otherwise. Armstrong's purchases of additional Team, Inc. stock are restricted pursuant to the terms of a Standstill and Voting Agreement dated June 30, 1997, as more fully described in Item 6 below.

Item 5.           Interest in Securities of the Issuer.

     Armstrong beneficially owns 650,000 shares of Team, Inc. Common Stock, which represents 11.17% of the issued and outstanding shares of Team, Inc.'s Common Stock. Armstrong has sole power to vote and dispose of such stock, subject to the terms of a Standstill and Voting Agreement described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Armstrong and Team, Inc have entered into a Standstill and Voting Agreement dated June 30, 1997. During a five year term beginning June 30, 1997, Armstrong has granted proxies to Team's management on certain issues submitted to a vote of the shareholders. In addition, Armstrong (including any of its affiliates or members of a group in which Armstrong may also be a member) may not make purchases of Team's stock during the five (5) year term of the Agreement in aggregate amounts such that Armstrong would beneficially own more than thirty percent (30%) of the issued and outstanding voting stock of Team, Inc. on a fully diluted basis.

Item 7.           Material to be Filed as Exhibits.

     Filed herewith as Exhibit I is a copy of the Standstill and Voting Agreement dated June 30, 1997 entered into by Armstrong and Team, Inc. which relates to the giving of proxies as disclosed in Item 6.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  ARMSTRONG INTERNATIONAL, INC.



                                                  By: /s/ Stephen P. Gibson
Date                                                  Stephen P. Gibson

                                                  Its: Vice President
                                                       Title


                     STANDSTILL AND VOTING AGREEMENT


THIS STANDSTILL AND VOTING AGREEMENT (the "Agreement"), is entered into on this the ___ day of June, 1997, by and between Team, Inc., a Texas corporation
("Team") and Armstrong International, Inc., a Michigan corporation ("Shareholder"). Team and the Shareholder are referred to collectively herein as the "Parties."

                                  Introduction

         Pursuant to a Stock Purchase Agreement of even date herewith ("Stock Purchase Agreement"), Shareholder is acquiring 650,000 shares ("Shares") of the common stock, $0.30 par value per share ("Common Stock"), of Team and the Shareholder has agreed to execute this Agreement as additional consideration to Team under the Stock Purchase Agreement.

         The Shareholder and Team have agreed that this Agreement shall be executed as a condition precedent to the closing of the transactions contemplated by the Stock Purchase Agreement, in order to promote the stability of the management of Team, in recognition that such stability is necessary and desirable for Team, and for the Shareholder as a result of its substantial investment in Team represented by the Shares, to promote stable relationships with customers, suppliers and lenders, to assist in recruiting key employees and to avoid contributing to excessive volatility in the market price of Team Common Stock.

                                    Agreement

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein made and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

         Section 1         Standstill Agreement.

                 1.1 Shareholder agrees that, except to the extent provided in Section 1.2, during the period beginning on the date of this Agreement and ending on the date five years after the date of this Agreement ("Standstill Term"), it will not acquire or agree to acquire, or cause or permit any "Affiliate" (as hereinafter defined) or any Group (as hereinafter defined) of which Shareholder is a member to acquire or agree to acquire, (a) any Common Stock, or any other securities ("Other Voting Securities")of Team that entitle the holder thereof to vote or may entitle the holder thereof to vote under certain circumstances (including but not limited to the right to vote on matters as to which the Texas Business Corporation Act ("TBCA") and/or the articles of incorporation or bylaws of Team require or permit voting by a class of securities that ordinarily does not have the right to vote on matters submitted to a vote of Shareholder), (b) any option, warrant or other right to acquire Common Stock or Other Voting Securities, (c) any option, warrant or other right to acquire securities or other rights convertible into or exchangeable for Common Stock or Other Voting Securities, or (d) any right or power ("Voting Right") to vote, or to control, direct or influence the manner of voting of, Common Stock or Other Voting Securities, or any option or other right to acquire a Voting Right. The ownership or possession of, or right to acquire ownership or possession of, Common Stock, Other Voting Securities or Voting Rights (collectively, "Team Voting Securities") as covered in items (a), (b), (c) and (d) above are sometimes collectively referred to hereinafter as "Voting Power."

                  1.2 The restrictions set forth in Section 1.1 shall not apply to Shareholder or its Affiliate or Group if (a) at the time of a proposed transaction otherwise subject to Section 1.1 the Shareholder and its Affiliates and any Group of which it is a member collectively have Voting Power with respect to no more than 30% of the issued and outstanding shares of Team Voting Securities, and (b) upon consummation of the proposed transaction the Shareholder and Affiliates and any Group of which it is a member will continue to have Voting Power with respect to no more than 30% of the issued and outstanding shares of Team Voting Securities, determined on a Fully Diluted Basis. "Fully Diluted Basis" means, with respect to calculating percentage ownership of the Common Stock, treating as currently issued and outstanding all shares of Common Stock that Team may be required to issue in the future in connection with currently valid, binding and enforceable options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Team to issue, sell, or cause to become outstanding, any of its Common Stock.

                  1.3 As used in this Agreement, (a) an "Affiliate" of, or person "Affiliated" with, a specified person, is a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified, and shall include (without limitation of the foregoing) any entity of which Shareholder and/or any of the beneficial owners of Shareholder's outstanding shares of stock own 10% or more of the outstanding voting securities and/or voting rights, and
(b) the term "Group" means a person and entities and persons under Shareholder's direct or indirect control or acting on Shareholder's behalf or with whom Shareholder or such other person in a control relationship to Shareholder and/or any member of a group of persons is acting together to accomplish the same or similar objective or bring about the same events, including by example, objectives which would usurp the limitations of this Agreement.

            1.4 Under that certain Rights Agreement ("Rights Agreement"), by and between Team and Ameritrust Company, N.A., dated October 24, 1990, the acquisition by any shareholder or group of shareholders and/or their affiliates of 15% of the Common Stock triggers certain rights of other holders of the Common Stock. Accordingly, if during the Standstill Term Shareholder or an Affiliate or a member of a Group of which Shareholder is a member proposes to enter into an agreement to acquire or to acquire Common Stock, Other Voting Securities or Voting Rights representing Voting Power over 2 1/2% or more of the issued and outstanding Common Stock of Team such Shareholder or Affiliate or Group member shall give Team not less than 5 days written notice prior to entering into such agreement or making such acquisition, which notice shall describe in reasonable detail the proposed acquisition. Team shall, promptly after receipt of such notice, take such actions as reasonably necessary to terminate the Rights Agreement.

                  1.5 During the Standstill Term, sales or other dispositions of Common Stock by Shareholder or any Affiliate or a member of a Group of which Shareholder is a member shall be made only (a) by means of a firm commitment underwriting pursuant to the registration rights provided in that certain Registration Rights Agreement, of even date herewith, by and between Team and Shareholder (the "Registration Rights Agreement") or (b) in "brokers' transactions", as such term is defined in Rule 144(g) under the Securities Act of 1933, as amended ("Act") or (c) in accordance with Section 6 of this Agreement. Shares of Common Stock sold pursuant to (a) or (b) above shall pass to the purchaser free of this Agreement, and Team shall execute such acknowledgments thereof as the selling Shareholder or purchaser may reasonably request at the time of sale.

         Section 2.        Voting Agreement.

                  2.1 Shareholder agrees with Team that during the Standstill Term all shares of Team Common Stock owned by Shareholder or any Affiliate or any Group of which it is a member shall be voted in the manner recommended to Shareholder by a majority of the members of the Board of Directors of Team as to
(a) any election of a director or directors of Team, and (b) any merger, consolidation, dissolution, or a sale of all or substantially all of the assets of Team; provided, however, that Shareholder (or any Affiliate or Group as the case may be) shall be permitted in its sole discretion, to vote its shares of Common Stock against any merger, consolidation, dissolution, or sale of all or substantially all of the assets of Team. On all other matters submitted to a vote of shareholders, Shareholder shall be entitled to direct the vote of its shares of Team Voting Securities, in the manner provided in Section 2.3.

                  2.2 Shareholder hereby grants proxy ("Proxy") to William A. Ryan or Marge Rogers ("Proxy Agents"), with full power of substitution, to vote all of the shares of Team Common Stock owned by Shareholder on each and every matter covered by Section 2.1(a) or (b) submitted to a vote of the Team Shareholder during the Standstill Term. Shareholder further agrees that Team shall have the right in its sole discretion to remove and replace such Proxy Agents or appoint additional Proxy Agents, without notice to or consent of the Shareholder. Such Proxies shall expire at the end of the Standstill Term. SHAREHOLDER ACKNOWLEDGES AND AGREES THAT THE PROXIES GRANTED PURSUANT TO THIS
SECTION 2.2 ARE COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE. Shareholder further agrees to execute, and to cause any Affiliate or member of a Group of which it is a member that in the future acquires any Voting Power with respect to Team Common Stock to execute, a proxy covering the Team Common Stock or other rights giving rise to such Voting Power, on the same terms as provided in this
Section 2.

                  2.3 With  respect to any matter  covered by Section  2.1(a) or
(b), the Shareholder and Team hereby agree that the Proxy Agents shall vote its Proxy in the manner provided in Sections 2.1 and 2.2, and each of the Proxy Agents is hereby irrevocably so instructed. With respect to any matter submitted to a vote of Shareholder and which is not covered by the terms of Section 2.1(a) or (b), the Proxy Agents shall vote such shares in the manner instructed in writing from time to time by the Shareholder, or, in the absence of written instructions, in the manner recommended to Shareholder by a majority of the Board of Directors of Team.

                  2.4 Shareholder agrees that neither it nor any Affiliate or Group of which it is a member that has granted or in the future grants a Proxy pursuant to this Section 2 shall have any right to challenge, contest or object to any procedural or other matter relating to the recommendations to Shareholder made by the Team Board of Directors as to the voting of Common Stock as to matters detailed in Section 2.1(a) and 2.1(b) above.

         Section 3.        Legend, Stop Order, Etc..

                  3.1 The Shareholder and Team acknowledge and agree that the provisions of Sections 1.5 and 6 hereof constitute reasonable restrictions on transfer of the shares of Common Stock of the Shareholder within the meaning of
Article 2.22 of the TBCA, and that the provisions of Section 2 hereof constitute a voting agreement within the meaning of Article 2.30B of the TBCA.

                  3.2 The Shareholder and Team agree that each certificate issued to Shareholder or an Affiliate or a Group of which it is a member representing shares of Team Common Stock shall bear the following legend, which legend shall not be included on certificates issued upon receipt of cancelled certificates in respect of a transfer in compliance with the terms hereof:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF AN AGREEMENT BETWEEN TEAM, INC. AND ARMSTRONG INTERNATIONAL, INC., AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN ACCORDANCE WITH SUCH AGREEMENT. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO THE PROVISIONS OF A VOTING AGREEMENT SET FORTH IN SUCH AGREEMENT, A COUNTERPART OF WHICH HAS BEEN DEPOSITED WITH THE CORPORATION AT ITS PRINCIPAL OFFICE, AND A COPY OF WHICH WILL BE PROVIDED TO ANY SHAREHOLDER UPON WRITTEN REQUEST.

                  3.3 The Shareholder and Team acknowledge and agree that a counterpart of this Agreement shall be deposited with Team at its principal office.

                  3.4 The Shareholder consents to the entry of a stop transfer order with the transfer agent or agents of Team securities against the transfer of Team Voting Securities except in compliance with the requirements of this Agreement, or if Team is its own transfer agent with respect to any Team Voting Securities, to the refusal by Team to transfer any such securities except in compliance with the requirements of this Agreement.

         Section 4. Certain Other Agreements of Shareholder. The Shareholder or its Affiliates or any Group of which it is a member shall not, unless the prior written consent of Team has been obtained (and then only to the extent express written consent has been obtained): (a) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Act) in opposition to the recommendation of the majority of the directors of Team with respect to any matter; or (b) join or permit any Affiliate of them to join a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of Team Voting Securities within the meaning of Section 13(d) of the Act; or (c) initiate, propose or otherwise solicit shareholders for any matter at any time or induce or attempt to induce any other person to initiate any shareholder proposal or a tender offer for shares of Team securities or any change of control of Team, or for the purpose of convening a shareholders' meeting of Team; or (d) subject to the limitation contained in Section 1.2, acquire or permit any entity under their control to acquire, by purchase or otherwise, more than five percent of any class of equity securities of any entity which, prior to the time they acquire more than five percent of such class, is publicly disclosed (by filing with the Securities and Exchange Commission or otherwise) to be the beneficial owner of more than five percent of any class of Team Voting Securities; provided that if Shareholder and/or its Affiliates or a member of a Group of which it is a member acquires control of such entity, Team shall have the right to purchase the Team Voting Securities owned by such entity in accordance with Section 6.

         Section 5. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Team that: (a) Except for the Common Stock being acquired by it pursuant to the Stock Purchase Agreement, neither of it nor any of its Affiliates nor any member of a Group, if any, directly or indirectly, owns (or has any option or other right to acquire) any Common Stock, and (b) it is not acting in concert with any person with respect to the Common Stock.

         Section 6.        Right of First Refusal.

                  6.1 During the Standstill Term, sales or other dispositions of Common Stock by Shareholder or any Affiliate or a member of a Group of which Shareholder is a member shall be made only (a) by means of a firm commitment underwriting pursuant to the registration rights provided in the Registration Rights Agreement or (b) in "brokers' transactions", as such term is defined in Rule 144(g) under the Securities Act of 1933, as amended ("Act") or (c) in accordance with the terms of this Section 6. Simultaneously with notifying Team of the exercise of its right to sell shares pursuant to subsection (a) of this
Section 6.1, Shareholder shall offer to sell Team all of the shares which Shareholder wishes to sell pursuant to subsection 6.1(a) for a price per share which is equal to the average closing price of Team shares as reported by the Wall Street Journal for each of the ten trading days immediately preceding the date of Shareholder's notice to Team.

                  6.2 If Shareholder shall receive a bona fide offer from a third party or parties to purchase or otherwise acquire Common Stock therefrom at any time, it shall have the right to sell or dispose of the amount of Common Stock which is the subject of such offer by such third party or parties if, prior to such sale, transfer or other disposition, Team shall have been given the opportunity, in the following manner, to purchase such Common Stock:

               (a) Shareholder shall give notice (the "Transfer Notice") to Team in writing of such intention, specifying the name of the proposed purchaser or transferor, the number of shares of Common Stock proposed to be transferred, the proposed price therefor and the other material terms upon which such disposition is proposed to be made.

               (b) Team shall have the right, exercisable by written notice given by Team within 20 business days after receipt of such Transfer Notice to purchase (or to cause a corporation, entity, person or group designated by Team to purchase) all, but not a part of, the shares of Common Stock specified in such Transfer Notice for cash at the price set forth therein. If Team exercises its right of first refusal hereunder, the closing of the purchase of the shares of Common Stock with respect to which such right has been exercised shall take place within the later to occur of 30 business days after the date of the notice by Team or seven business days after receipt by Team of any required governmental or Shareholder' approvals and any necessary financing is approved and obtained (which must be obtained, if at all, within 45 days of Team's receipt of the Transfer Notice). Upon exercise of its right of first refusal, Team shall be legally obligated to use its best efforts to secure all approvals required in connection therewith and shall be liable in damages to the selling party if any failure of Team to perform its obligations hereunder shall result in the failure of such purchase to occur.

               If the purchase price specified in the Transfer Notice includes any property other than cash, such purchase price shall be deemed to be the amount of any cash included in the purchase price plus the value (as jointly determined by nationally recognized investment banking firms selected by each party or, in the event such firms are unable to agree, a third nationally recognized investment banking firm to be selected by them) of such other property including in such price. For this purpose: (1) The parties shall use their best efforts to cause any determination of the value of any property included in the purchase price to be made within seven days after the date of delivery of the Transfer Notice; if the firms selected by the selling party and Team are unable to agree upon the value of any such property within such seven day period, the firms shall promptly select a third firm whose determination shall be conclusive; and (2) the date on which Team must exercise its right of first refusal shall be extended until seven days after the determination of the value of property included in the purchase price.

               (c) If Team does not exercise its right of first refusal hereunder within the time specified for such exercise, the party giving the Transfer Notice shall be free during the period of 90 calendar days following the expiration of such time for exercise to sell the shares of Common Stock specified in such Notice to the person and at the price specified therein or at any price in excess thereof and, if such sale is consummated, such shares of Common Stock shall be transferred free of the terms and provisions of this Agreement.

                  6.3 In the event that any person shall make a tender or exchange offer ("Tender Offer") for more than 20% of the outstanding Common Stock of Team prior to the termination of this Agreement, Shareholder shall not tender any Common Stock pursuant to such Tender Offer unless it gives notice to Team no later than six days prior to the last day when securities may be tendered in order to be accepted under such offer or to qualify for any proration applicable to such offer (the "Tender Date") that it intends to tender a specified number of shares of Common Stock pursuant to such offer. For purposes hereof a Tender Offer to purchase shares of Common Stock shall be deemed to be an offer at the price specified therein, without regard to any provisions thereof with respect to proration or conditions to the offeror's obligation to purchase. If notice is given, Team shall have the right, exercisable by giving notice to Shareholder at least two days prior to the Tender Date, to purchase or cause its designee to purchase the number of shares of Common Stock specified in Shareholder's notice for cash. If Team exercises such right by giving such notice, the closing of the purchase of the Common Stock shall take place not later than one day prior to the Tender Date; provided, however, that if the purchase price specified in the Tender Offer includes any property other than cash, the closing shall occur within 30 calendar days after Team gives notice of the exercise of its right of first refusal hereunder, and the value of any property included in the purchase price shall be determined pursuant to the provisions of Section 6.2(b). If Team does not exercise such right by giving such notice, then Shareholder shall be free to accept the Tender Offer with respect to which such notice of exercise was given. Shareholder shall have the right to withdraw such notice (whether or not Team shall have theretofore given notice of withdrawal to Team at any time up to the earlier of the closing of any purchase by Shareholder) or its designee or the Tender Date. At any time on or before the day prior to the Tender Date, Team shall have the right to withdraw its notice to Stockholder and decline to purchase the common Stock in which event Shareholder shall be free to tender its Common Stock pursuant to such offer. The purchase price to be paid by Team or its designee pursuant to this Section 6.3 shall be (i) if such Tender Offer is consummated, the purchase price that Shareholder would have received if it had tendered its Common Stock and such Common Stock had been purchased in such Tender Offer, including any increase in the price paid by the tender offeror after exercise by Team of its right of first refusal hereunder, or (ii) if such Tender Offer is not consummated, the highest price offered pursuant thereto, in each case with property, if any, to be valued pursuant to the provisions of Section 6.2(b). In the event that a Tender Offer is consummated, shares transferred to the tender offeror in accordance with this Section 6.3 shall be transferred free of the terms of this Agreement.

                  6.4 In the event that Team elects to exercise its rights of first refusal under this Section 6, Team may specify in its notice of intention to exercise such right another person as its designee to purchase the Common Stock to which such notice relates. If Team shall designate another person as the purchaser pursuant to this Section 6, this giving of notice of acceptance of the right of first refusal by Team shall constitute a legally binding obligation of Team to complete such purchase if such person shall fail to do so; provided, however, that Team shall have its rights to withdrawal provided for in this
Section 6.

                  6.5 The pledge by Shareholder of its Common Stock to secure indebtedness incurred by Shareholder or its Affiliates to a lending institution not Affiliated with Shareholder shall not constitute a sale or other disposition under Section 6.1 so long as no event of default has occurred under such pledge or the underlying indebtedness; provided, however, that the instruments creating such lending institution's security interest shall provide that such lending institution shall notify the Company upon the occurrence of any event of default under such instruments, and such instruments shall include the agreement of such lending institution to comply with the provisions of this Section 6 in its sale or disposition of the Shares under such instruments. The Parties hereby agree that, in the event of a sale or a disposition of shares in accordance with this
Section 6, such shares shall be transferred free of the terms of this Agreement and such lending institution is a permitted assignee of Shareholder's rights under Section 10(e) of the Registration Rights Agreement.

         Section 7.        Miscellaneous Provisions.

           7.1 The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

           7.2 No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Team and Shareholder; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable efforts to advise the other Parties prior to making the disclosure).

           7.3 This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

                  7.4 This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

                  7.5 This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the Buyer and the Seller.

                  7.6  This   Agreement   may  be   executed   in  one  or  more
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

                  7.7 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

                  7.8 All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below.

              If to Team:      Team, Inc.
                               P.O. Box 123
                               Alvin, Texas 77512-0123
                               Attn:  William A. Ryan, President

                               Telephone: (281) 331-6154
                               Facsimile: (281) 331-4107

            Copy to: Chamberlain, Hrdlicka, White, Williams & Martin 1200 Smith Street, Suite 1400
                               Houston, Texas 77002-4310
                               Attn: Sidney B. Williams

                               Telephone: (713) 658-1818
                               Facsimile: (713) 658-2553

           If to Shareholder:  Armstrong International, Inc.
                               2081 SE Ocean Blvd., 4th Floor
                               Stuart, Florida 34996-3376
                               Attn: M. H. Armstrong, President

                               Telephone: (561) 286-7175
                               Facsimile: (561) 286-1001

          Copy to:            J. Thomas Morris, Esq.
                              General Counsel
                              Armstrong International, Inc.
                              2081 SE Ocean Blvd., 4th Floor
                              Stuart, Florida 34996-3376

                              Telephone: (561) 286-7175
                              Facsimile: (561) 286-1001

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

                  7.9 This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

                  7.10 No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Team and Shareholder. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

                  7.11 Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

                  7.12 Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

                  7.13 The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.
The word "including" shall mean including without limitation.

      Section 8. Termination. Team and the Shareholder acknowledge and agree that in the event that at any election of directors of Team, directors other than directors nominated or recommended by the Board of Directors of Team are elected with the result that after such election (including after any challenges, objections or disputes regarding the solicitation or validity of proxies relating to such election or any other matter relating to such election have been fully and finally resolved with no further right of appeal) directors other than directors nominated or recommended by the Board of Directors of Team constitute a majority of the Board of Directors (such event being referred to hereinafter as a "Change in Control"), then the objective of this Agreement of promoting management stability will not have been accomplished and will not be further served by this Agreement. Therefore, Team and the Shareholder agree that this Agreement shall terminate upon a Change of Control.

         Section 9. Conduct with Respect to Employees. Except with the written consent of the other Party, neither Party nor any of its Affiliates shall employ, during the Standstill Term and for six months thereafter, any person employed by the other Party or any of its Affiliates at or at any time within six months prior to the date on which such Party proposes to employ such person, unless such person was previously terminated by the other Party.

         IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

                                  SHAREHOLDER:

                                  ARMSTRONG INTERNATIONAL, INC.


                                  By:_______________/s/_______________________
                                     Merrill H. Armstrong, President and Chief
                                     Executive Officer


                                  TEAM, INC.


                                  By:______________/s/________________________
                                     William A. Ryan, Chairman of the Board
                                     and President

Document No. 47513 ver. 1